UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-150651

GLOBAL HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

3411 Preston Rd., SUITE 13-216, Frisco TX 75034
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common
(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 87

Pursuant to the requirements of the Securities Exchange Act of 1934, Global Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GLOBAL HOLDINGS, INC.

Date: April 15, 2011	By:	/s/ Terrence A. Tecco
Name: Terrence A. Tecco
Title: Pres/CEO

Instructions: This form is required by Rule 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.